Continental Board Member Dr. Karl-Thomas Neumann starts on October 1

Hannover/Frankfurt, August 31, 2004. Dr. Karl-Thomas Neumann (43) will assume his position as Board Member of Continental AG, Hannover on October 1, 2004, as agreed upon by Volkswagen AG, Wolfsburg, and Continental AG. Neumann has up to now been the head of the Electrics and Electronics unit for the VW group of brands and responsible Group-wide for electronic modules. At the beginning of August, the Continental Supervisory Board appointed him to the Executive Board of the international automotive parts supplier.

Neumann is to take charge of the Continental Automotive Systems division, which achieved sales of over €4.6 billion in 2003 with a workforce of nearly 20,000. He succeeds Dr. Wolfgang Ziebart, who is leaving the company today (August 31) to take over as CEO of Infineon AG.

Neumann, who holds a doctor's degree in electrical engineering, joined Volkswagen AG in Wolfsburg in 1999 after working at the Fraunhofer Institute for Integrated Circuits and Systems, Duisburg (1989-1993) and at Motorola GmbH (1993-1999) in Munich and Austin, Texas. His strong background in electronics, especially in the growing field of mechatronics, will play an important role for the challenge he faces at Continental Automotive Systems – the merging of active and passive safety components.

The Continental Corporation is a leading supplier of brake systems, chassis components, vehicle electronics, tires and technical elastomers. In 2003 the corporation realized sales of €11.5 billion. At present it has a worldwide workforce of about 73,000.

Dr. Heimo Prokop
Director Corporate Communications
Ph.: +49 (0)511 938-1485, Fax: -1055
E-Mail: prkonzern@conti.de

Hannes Boekhoff
Head of Press
Ph: +49 (0)511 938-1278, Fax: -1055
E-Mail: prkonzern@conti.de

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